Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be registered	Proposed maximum Offering price per share(2)	Proposed maximum aggregate offering price	Amount fee(1)
Common Stock	12,000,000	$0.01	$120,000	$11.12

(1)	This is an initial offering and no current trading market exists for our common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.